Final Proxy Results - ML Global Balanced Fund, Inc.
1st Meeting Date: April 12, 2004
2nd Meeting Date: May 10, 2004

Record Date: February 13, 2004
As of: May 10, 2004

			Units Voted
		Votes Needed:
		50% + 1of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between ML Global Balanced Fund, Inc. and ML Global Allocation Fund, Inc.	15,124,277	7,562,140	7,886,141	103,431	156,040	8,145,612

Voting Requirements:
The Quorum consists of one-third of the shares entitled to vote at the Meeting, present in person or by proxy.
Proposal 1 requires the affirmative vote of stockholders representing a majority of the outstanding shares entitled to be voted thereon, voting together as a single class.